July 20, 2011

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Lisa Kohl Staff Attorney

H. Christopher Owings, Assistant Director

Re:

Registration Statement on Form S-1

Filed May 3, 2011

File No. 333-173873

Dear Mr. Owings and Ms. Kohl:

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, such that it be deemed effective on Friday, July 22, 2011, at 2:00pm (Eastern  Time), or as soon as practicable thereafter.

On behalf of the Company, I hereby acknowledge that:

a)

Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

b)

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c)

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Mr. Owings and Ms. Kohl

July 20, 2011

Please direct any questions or comments regarding the Registration Statement to Taurus Financial
Partners, LLC at (512) 772-1542.

Very truly yours,

/s/ Seon Won

Seon Won

President and Chief Executive Officer